October 1, 2019

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169 and 811-22756

Ladies and Gentlemen:

On behalf of Advisors Preferred Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 105 to the Trust's Registration Statement on Form N-1A (the "Amendment"). The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Quantified Evolution Plus Fund (the "Fund"), a series of the Trust. The main purpose of the filing is to amend strategy and risk disclosures related to the inclusion of a wholly-owned subsidiary to house certain commodity-related investments that would not otherwise provide qualifying income under Subchapter M of the Internal Revenue Code.

The Registrant requests selective review of this amendment and has included a marked version of the amendment to aid in the staff’s review. The Registrant requests that the review be limited to the marked changes related to the Fund’s wholly-owned subsidiary. The Registrant notes that the Fund’s prior registration statement was recently reviewed by the staff (see Post-Effective Amendment number 105 filed August 19, 2019; https://www.sec.gov/Archives/edgar/data/1556505/000158064219003743/quantified485b.htm). Additionally, the strategy and risk disclosures related to the inclusion of a wholly-owned subsidiary are substantially similar to those previously reviewed by the staff (see Post-Effective Amendment number 88 filed April 24, 2019; https://www.sec.gov/Archives/edgar/data/1556505/000158064219002084/0001580642-19-002084-index.htm).

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

/s/

Parker D. Bridgeport

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